UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  May 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
April 2011 Up 4.9% Year over Year

Mexico City, May 4, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for April 2011 increased by 4.9% when compared to April 2010.

This announcement reflects comparisons between April 1 through April 30, 2010 and April 1 through April 30, 2011. Transit and general aviation passengers are excluded. During 2010 Monday through Wednesday of Holy Week fell in March while in 2011 they fell in April.

Domestic
Airport	April* 2010	April 2011	% Change
Cancún	273,530	302,046	10.4
Cozumel	4,097	3,402	(17.0)
Huatulco	26,868	35,126	30.7
Mérida	85,125	95,739	12.5
Minatitlán	10,605	7,796	(26.5)
Oaxaca	32,865	27,378	(16.7)
Tapachula	15,121	13,933	(7.9)
Veracruz	65,654	64,660	(1.5)
Villahermosa	55,683	62,417	12.1
Total Domestic	569,548	612,497	7.5

International
Airport	April* 2010	April 2011	% Change
Cancún	881,612	911,134	3.3
Cozumel	40,414	42,342	4.8
Huatulco	7,348	7,408	0.8
Mérida	8,184	6,930	(15.3)
Minatitlán	433	404	(6.7)
Oaxaca	4,014	3,344	(16.7)
Tapachula	405	885	118.5
Veracruz	5,943	7,093	19.4
Villahermosa	3,980	4,080	2.5
Total International	952,333	983,620	3.3

ASUR Page 1 of 2

Total
Airport	April* 2010	April 2011	% Change
Cancún	1,155,142	1,213,180	5.0
Cozumel	44,511	45,744	2.8
Huatulco	34,216	42,534	24.3
Mérida	93,309	102,669	10.0
Minatitlán	11,038	8,200	(25.7)
Oaxaca	36,879	30,722	(16.7)
Tapachula	15,526	14,818	(4.6)
Veracruz	71,597	71,753	0.2
Villahermosa	59,663	66,497	11.5
ASUR Total	1,521,881	1,596,117	4.9

*Note: During 2010 Monday through Wednesday of Holy Week fell in March while in 2011 they fell in April.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: May 4, 2011